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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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                                       OMB Number:                   3235-0058
                                       Expires:                January 1, 2002
                                       Estimated average burden
                                       hours per response..........       2.50
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                                       SEC File Number:                1-14897
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                                       Cusip Number: 000788109
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(check one)  Form 10-K [ ]   Form 20-F  [ ]  Form 11-K [ ]
             Form 10-Q [X]   Form N-SAR [ ]


For period ended:   December 31, 2001
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{  }  Transition Report on Form 10-K
{  }  Transition Report on Form 20-F
{  }  Transition Report on Form 11-K
{  }  Transition Report on Form 10-Q
{  }  Transition Report on Form N-SAR
For the Transition Period Ended:________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

                             A.B. Watley Group Inc.
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Full Name of Registrant


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Former Name if Applicable

                                 40 Wall Street
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Address of Principal Executive Office (street and number)

                            New York, New York 10005
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant needs additional time to determine the correct accounting treatment for certain issues raised by its limited liability company subsidiary (the "LLC").The LLC, previously a privately-held entity, was acquired as part of the Registrant's recent acquisition of certain of the assets of On-Site Trading, Inc. ("On-Site"). This is the Registrant's first Form 10-Q filed after the acquisition of the LLC and, accordingly, the Registrant has to determine the appropriate accounting treatment for the LLC now that it is a subsidiary of a public company.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Joel I. Frank                             (212)      836-4920
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       NAME                                   (AREA CODE)   TELEPHONE NUMBER

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
       answer is no, identify report(s).                          [ ] Yes [X] No
       10-K for the year ended September 30, 2001 and 8-K/A relating to the On-Site acquisition
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(3)    It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion
       thereof?                                                   [X] Yes [ ] No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


       The Registrant's results of operations, as compared to the corresponding period for the last fiscal year, will reflect a greater loss due to a decrease in trading volume by the Registrant's customers and a decrease in the number of customers partially offset by the trading volume attributable to the On-Site acquisition. The Registrant estimates that the net loss for the quarter ended December 31, 2001 will be approximately $5.5 million.

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                             A.B. Watley Group Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 13, 2002                   By: /s/ Joseph M. Ramos
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                                                  Joseph M. Ramos
                                                  Executive Vice President and
                                                  Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001)
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